March 12, 2020

John Neumann
Vice President, General Counsel and Secretary
NACCO INDUSTRIES INC
5875 Landerbrook Drive, Suite 220
Cleveland, OH 44124

       Re: NACCO INDUSTRIES INC
           Post-effective Amendment No. 2 to Form S-4 filed March 4 2020 File No. 333-223504

Dear Mr. Neumann:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective amendment No. 2 to Form S-4 filed March 4, 2020

General

1. Please explain how you determined this transaction is eligible to be registered on Form S-
       4. Generally speaking, Form S-4 is available for exchange offers of shares to be issued by the registrant and is not available for resale transactions unless the shares were acquired under this Form S-4. See General Instruction A.1 to Form S-4.
2. Please explain why the exchange transaction is not being conducted pursuant to an exemption from registration, e.g., Section 4(a)(1-1/2) or 4(a)(7). Please also discuss why any liquidity/resale concerns for current holders of Class B shares that will receive Class
       A shares cannot be managed after the exchange is completed privately with a registration statement covering the resale of Class A shares.
3. We note that your forum selection provision identifies a state court located within the
       State of Delaware (or, if no state court located within the State of Delaware has
 John Neumann
NACCO INDUSTRIES INC
March 12, 2020
Page 2
      jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Neumann
                                                             Division of
Corporation Finance
Comapany NameNACCO INDUSTRIES INC
                                                             Office of
Manufacturing
March 12, 2020 Page 2
cc:       Andrew C. Thomas, Esq.
FirstName LastName